THE POINTER GROUP LLC
3310 John Lynde Road
Des Moines, IA 50312
515.491.6561
t.swartwood@mchsi.com

Via Facsimile

Mr. Joseph M. Kempf
Senior Staff Accountant
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Digital Imaging Resources, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2005
Filed January 27, 2006

Form 10-QSB for Fiscal Quarter Ended December 31, 2005
File No. 0-10176

Dear Mr. Kempf:

On behalf of Digital Imaging Resources, Inc. (the “Company”), enclosed are revised responses to the Staff’s comment letter dated March 23, 2006 relating to the above-captioned reports. For purposes of this response we have submitted a copy of the Company’s financial statements marked to show changes from the original filing and cross-referenced to the Staff’s comments.

4. Revise your presentation of EPS on page S-4 to reflect the dual presentation of basic and diluted earnings per share as required by paragraph 36 of SFAS 128.

The Company has revised its presentation of EPS as requested.

5. Net income of $329,344 reported for the year ended September 30, 2004 on page S-4 does not agree with the $91,918 net income for the same period reported on pages S-5 and S-6. Please restate your financial statements for September 30, 2004 to reconcile the amounts.

The Company has restated its financial statements for September 30, 2004 as requested and to correct an error in its previous response.

7. Please reconcile the values credited to stockholders equity for the Berk debt transaction and the conversion f convertible notes to the comparable non-cash transaction disclosure on page S-7 for the year ended September 30, 2005.

The Company has revised the Supplementary Schedule of Non-Cash Operating, Investing and Financing Activities for the year ended September 30, 2005 as requested. The Company also revised its Consolidated Statements of Stockholders’ Deficit for the year ended September 30, 2005 to reconcile it with the Supplementary Schedule of Non-Cash Operating, Investing and Financing Activities.

8. We note that your balance sheet, on page S-2, reports a nominal investment in marketable securities which appears to be unchanged for the last two years. Give us an analysis, reconciling your investment in marketable securities to you amounts reported as “other comprehensive loss” on page S-5. Refer also to paragraph 16 of SFAS 115 and tell about your consideration of whether or not remaining available for sale marketable equity securities reflect a decline in fair value that is other than temporary.

The Company has determined that the $6.00 amount set forth in marketable securities was a rounding error that occurred in connection a sale of securities in fiscal 2000.

With respect to the “Other Comprehensive loss” in fiscal 2002 the Company reserved $8,514 and $32,854 with respect to investments it had made in two companies, Alliance Capital and SK Technologies, respectively. In the second quarter of fiscal 2004, the Company reserved as additional $6,841 with respect to an investment in shares of RiceX; the company sold the remaining RiceX shares in the third quarter of fiscal 2004 and realized a loss of $828, net of the Comprehensive Loss reserve adjustment made in the previous quarter. In reviewing these transactions and after consulting with its independent auditors, the Company has determined it is appropriate to make a prior period adjustment increasing the accumulated deficit by ($48,215) to account for the elimination of the nominal $6.00 marketable securities item and to recognize the loss related to its determination that the remaining available for sale securities reserved against in 2002 are worthless. We are unable to determine if the decline in fair value of those securities was other than temporary prior to fiscal 2004.

In connection with the prior period adjustment the Company proposes to include the following footnote in the Notes to Financial Statements:

Note 2. The balance of accumulated deficit at the beginning of 2005 has been restated from the balance previously reported to reflect an adjustment of $48,215 for an overstatement of $6 in marketable securities due to a rounding error and an understatement of $48,209 in net loss due to a determination that a decline in value of marketable securities was other than temporary. Consequently, net loss for 2004 has been restated to reflect an increase of ($48,215). The effect of the correction of these errors results in an increase in accumulated deficit of $48,215 at September 30, 2004.

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9. See paragraph 17c of SFAS 95 and confirm that you made cash expenditures for furniture, fixtures and equipment, as reflected in your investing cash flow section on page S-6, in amounts that equal the amounts of depreciation and amortization for each period as reported in your operating activities cash flow reconciliation on the same page. Otherwise, please revise.

The Company has revised its cash flow statements as requested. In addition the Company confirms that it invested $2,707 in furniture, fixtures and equipment in fiscal 2004.

Explain to us why the financing cash flows section on page S-6 for the year ended September 30, 2005 reflects a $229,450 use of cash for reduction of debt-waiver of interest on convertible notes. This line item appears to be a non-cash item. Otherwise, please revise.

The Company has revised its presentation as requested and reconciled the amounts set forth for “Additional Borrowings” and “Issuance of Common Stock.”

11. Explain to us all of the terms of your marketing arrangement with U.S. Pro Golf Tour and tell us how you accounted for it. You should specifically address in your response each item in the arrangement including the USPGT Pro-Am Title sponsorship; the sale of the two SwingStations Systems and the option for a third; media exposure in the greater Atlanta, GA area; the 50 thirty second commercials; the in broadcast segment; the 500,000 shares of Digital Imaging common stock; and the commitment to purchase future advertising for stock. Tell us if you received cash for the SwingStations Systems. Explain to us your consideration of the guidance in EITF 99-17 and any other pertinent authoritative accounting literature.

The Company sold two SwingStation Systems for an aggregate amount of $30,000. In reviewing this transaction, the Company has determined that, because it shipped the Systems in November and received payment in December it is appropriate to recognize the revenue from the sale of the Systems in the first quarter of fiscal 2006. Consequently, the Company has restated its Statement of Operations to reflect a decrease in revenues and cost of goods sold and the related increase in the loss for the year.

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Upon completion of your review, the Company intends to include restated financial statements in amendments to its Annual Report on Form 10-KSB for the year ended September 30, 2005 and Quarterly Report on Form 10_QsB for the period ended December 31, 2005. The Company also intends to file its Quarterly Report on Form 10-QSB for the period ended March 31, 2006 reflecting that the condensed financial statements relating to the 2005 10KSB and the 10-QSB for the first quarter of 2006 have been restated.

If you have any questions, please contact me at (515) 491-6561. Thank you for your consideration.

Very truly yours,

By:	/s/ Thomas M. Swartwood
Thomas M. Swartwood

encls.

cc. Theodore M. Swartwood

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DIGITAL IMAGING RESOURCES, INC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (RESTATED)
SEPTEMBER 30, 2005

Assets

Current assets:
Cash	$1,403
Accounts receivable	11,626
Inventory	22,938
Total current assets	35,967

Furniture, fixtures & equipment , net	13,909

Other Assets:
Security deposit	75
Total other assets	75

Total assets	49,951

Liabilities and stockholders equity

Current liabilities:
Accounts payable	$202,632
Debt, current maturities	60,725
Total currrent liabilities	263,357

Long-term liabilities:	231,557
Debt, net of current maturities	231,557

Commitments and contingencies

Stockholders' deficit:
Common stock
Authorized - 25,000,000 shares;
issued and outstanding - 9,154,460	9,155
Additional paid-in capital	8,859,438
Accumulated deficit	(7,912,643)
Less: 67,532 shares held in treasury	(1,400,913)
Total stockholders' deficit	(444,963)

Total liabilities and
stockholders deficit	49,951

DIGITAL IMAGING RESOURCES, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS (RESTATED)
SEPTEMBER 30, 2005

	2005	2004
Revenues
System sales	$47,500	$0
Fee revenue	11,327	0
Total revenue	58,827	0

Cost of goods sold	16,528	0

Gross profit	42,299	0

Expenses:
Other operations	188,437	323,199
General and administrative	558,268	313,535
Depreciation and amortization	3,000	2,707
Total expenses	749,705	639,441

Loss from operations	(707,406)	(639,441)

Other income (expenses):
Interest income	0	16,094
Interest expense	(47,706)	(54,532)
Interest expense - conv note	(54,095)	(150,589)
Loss on sale of mortgage receivable	(20,433)	0
Loss on sale of RiceX common stock	0	(828)
Waiver and cancellation of interest-Conv notes	229,450	0
Total other income	107,216	(189,855)

Loss before provision for income taxes	(600,190)	(829,296)
Provision for income taxes	4,401	(921,214)

Net income (loss)	(604,591)	91,918

Basic net income (loss) per common share	($0.09)	$0.19
Diluted net income (loss) per common share	($0.09)	$0.19

Weighted average number of shares - basic	6,931,381	481,378
Diluted weighted average number of shares	6,974,714	481,378

DIGITAL IMAGING RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS. DEFICIT
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004
(RESTATED)

			CAPITAL		OTHER
	COMMON	PAR	IN EXCESS	ACCUM	COMP	TREASURY	TOTAL
	STOCK	VALUE	OF PAR	DEFICIT	LOSS	STOCK
Balance
Sept. 30, 2003	481,378	$481	$7,376,382	($7,351,755)	($41,368)	($1,400,913)	($1,417,173)

Net Income				91,918			91,918
Unrealized loss on
securities					(6,841)		(6,841)

Balance Sept. 30, 2004
as previously reported	481,378	481	7,376,382	(7,259,837)	(48,209)	(1,400,913)	(1,332,096)
Adjustments (see Note )				(48,215)	48,209		(6)
Restated as of Oct. 1, 2005	481,378	481	7,376,382	(7,308,052)	0	(1,400,913)	(1,332,102)

Net Loss				(604,591)			(604,591)

Sale of common stock	475,000	475	94,525				95,000

Issuance of Common Stock
as Compensation	1,262,000	1,262	241,247				242,509

Issuance of Common Stock
--convertible notes	4,598,266	4,598	697,402				702,000

Issuance of Common Stock
--forgiveness of debt	981,276	981	216,240				217,221

Issuance of Common Stock
--convertible notes	481,540	482	59,518				60,000

Sale of
Common Stock	875,000	875	174,125				175,000
Balance
Sept. 30, 2005	9,154,460	9,154	8,859,439	(7,912,643)	0	(1,400,913)	($444,963)

DIGITAL IMAGING RESOURCES, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (RESTATED)
SEPTEMBER 30, 2005

	2005	2004
Cash flows from operating activities:	$(604,591)	$91,918
Net income (loss)

Adjustments to reconcile net income (loss)
Depreciation	3,000	2,707
Loss on sale of RiceX	0	828
Loss on sale of mortgage receivable	20,443	0
Waiver and cancellation of interest	(229,450)	0
Issuance of common stock for compensation	242,509	0

Changes in assets and liabilities:
Accounts receivable	(11,626)	0
Inventory	(22,938)	(36,620)
Accounts payable and accrued liabilities	75,405	(945,105)
Net cash from (used in) operating activities	(527,248)	(886,272)

Cash flows from investing:
Furniture, fixtures and equipment	0	(2,707)
Proceeds from sale of mortgage receivable	50,000	0
Mortgage receivable--advances	0	(6,287)
Sale of RiceX and other marketable securities	0	6,502
Mortgage receivable -- Lake Isle Corp.	0	141,479
Net cash provided by investing activities	50,000	138,987

Cash flow from financing activities:
Additional borrowings	172,994	743,456
Issuance of common stock	270,000	0
Net cash provided by financing activities	442,994	743,456

Increase (decrease) in cash	(34,254)	(3,829)
Cash and cash equivalents, beginning of year	35,657	39,486

Cash and equivalents, end of year	$1,403	$35,657

DIGITAL IMAGING RESOURCES, INC AND SUBSIDIARIES
SUPPLEMENTARY SCHEDULE
OF NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES
(RESTATED)
SEPTEMBER 30, 2005

	2005	2004
Conversion of Debt for Common Stock

Reduction of Debt	217,221	0
Issuance of common stock-par value	(981)	0
Issuance of common stock-additional paid-in cap	(216,240)	0

Conversion of Debt for Common Stock

Reduction of Debt	762,000	0
Issuance of common stock-par value	(5,081)	0
Issuance of common stock-additional paid-in cap	(756,919)	0

Issuance of Common Stock for
Administrative & Consulting Fees

Administrative & consulting expense	242,509	0
Issuance of common stock-par value	(1,262)	0
Issuance of common stock-additional paid-in cap	(241,247)	0
Subtotal	0	0

Assignment of Seasons Development Mortgage
Receivable for Partial Settlement of Debt
(Note 11)

Reduction in accrued liabilities	0	144,853
Assignment of Mortgage Receivable	0	(144,853)
Subtotal	0	0

Assignment of Lake Isle Mortgage
Receivable for Partial Settlement of Debt
(Note 10)

Reduction in Debt	0	198356
Assignment of Mortgage Receivable	0	-198356
Subtotal	0	0

Total Non-Cash Operating, Investing
and Financing Activities	$0	$0